Dimensional

February 28, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 124/125 to the Registration Statement of the Registrant (the “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2010, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended.  The Amendment was filed to: (1) reflect the reduction of the management fee for the DFA Short-Term Government Portfolio (formerly, DFA Five-Year Government Portfolio) (the “Portfolio”) and (2) reflect a Fee Waiver Agreement for the Portfolio.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  With respect to the footnote to the “Annual Fund Operating Expenses” table describing the Fee Waiver Agreement, please add a sentence describing the Advisor’s ability to seek reimbursement for fees previously waived.

Response.  The requested sentence has been added.

2.           Comment.  Please revise the disclosure in the “Principal Investment Strategies” section of  the Prospectus for the Portfolio to indicate that the Portfolio will maintain a average portfolio maturity of less than three years.

Response.  The requested disclosure has been revised.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or

U.S. Securities and Exchange Commission
February 28, 2011

changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.